SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/4/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,353,601

8. SHARED VOTING POWER
1,055,756

9. SOLE DISPOSITIVE POWER
1,353,601
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,055,756


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,409,357 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.08%

14. TYPE OF REPORTING PERSON

IA


____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,353,601

8. SHARED VOTING POWER
1,055,756

9. SOLE DISPOSITIVE POWER
1,353,601
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,055,756


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,409,357 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.08%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,353,601

8. SHARED VOTING POWER
1,055,756

9. SOLE DISPOSITIVE POWER
1,353,601
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,055,756


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,409,357 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.08%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,353,601

8. SHARED VOTING POWER
1,055,756

9. SOLE DISPOSITIVE POWER
1,353,601
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,055,756


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,409,357 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.08%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #7 to the schedule 13d filed October 5, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per Amendment No. 2 to NRO's Schedule TO-I filed on January 13, 2017, there are 47,419,670 shares of common stock outstanding. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors,LLC, a registered investment advisor. As of May 4, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,409,357 shares of NRO (representing 5.08% of NRO's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,409,357 shares of NRO include 1,353,601 shares (representing 2.85% of NRO's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity
Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP,
Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,409,357 shares of NRO beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,055,756 shares (representing 2.23% of NRO's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,353,601 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,055,756 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NRO's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 3/30/17 the following shares of NRO were sold:

Date			Shares			Price
03/30/17		(13,746)		5.2775
04/03/17		(31,299)		5.3239
04/05/17		(18,492)		5.3900
04/06/17		(18,100)		5.4063
04/07/17		(19,200)		5.4320
04/10/17		(12,108)		5.4410
04/11/17		(15,202)		5.4628
04/12/17		(19,867)		5.4384
04/13/17		(50,000)		5.4508
04/17/17		(38,693)		5.4790
04/19/17		(23,100)		5.4994
04/21/17		(8,330)			5.4652
04/24/17		(6,758)			5.4322
04/25/17		(9,900)			5.4406
04/26/17		(2,266)			5.4197
04/27/17		(46,800)		5.4091
04/28/17		(14,500)		5.3958
05/01/17		(47,700)		5.3788
05/02/17		(25,000)		5.3538
05/03/17		(28,941)		5.3169
05/04/17		(25,907)		5.2438




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/5/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.